Mail Stop 0407

      								February 3, 2005

Mr. Kenneth J. Najder
Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
201 St. Charles Ave.
New Orleans, Louisiana 70170-5100

	RE:	CenturyTel, Inc.
      Preliminary Consent Solicitation Statement on Schedule 14A
		Filed January 21, 2005
		File No. 0-50260

Dear Mr. Najder:

      	We have reviewed your filing and have the following comments. We have limited our review to the terms of the consent solicitation. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that your solicitation of consents to the proposed amendments to the purchase contract agreement may constitute an offer of a new security. In this regard, it appears that unit holders are effectively making a new investment decision when considering whether to accept units that will:

* be subject to new settlement provisions;
* trade separately on the NYSE; and
* trade under a different CUSIP number.

Please provide us with your legal analysis of why Section 2(a)(3) and
Rule 145(a) of the Securities Act of 1933 do not apply to this solicitation or, in the alternative, advise us how you are complying with these provisions. In addition, please tell us why the solicitation of consents to amend the purchase contract agreement does not also constitute a tender offer to exchange units subject to
Regulation 14E and Rule 13e-4 of the Securities Exchange Act of
1934.

2. As currently drafted, your consent solicitation statement is difficult to read due your overuse of legalese. For example, your cover page contains excessive legalese and complicated sentences that obscure the nature of the consent solicitation. As another example, your description of the proposed amended provision regarding the use of cash proceeds is unclear such that it is difficult to determine what the proposed change is and its impact on you and your unit holders. Please revise this document to clearly and concisely describe the consent solicitation and its impact on your consenting and non-consenting holders. Consider providing illustrative examples of what unit holders will receive upon settlement assuming hypothetical closing prices of your common stock.

Description of Proposed Amendments, page 1

3. We note in the second full paragraph on page 2 that the company will settle all purchase contracts held by consenting holders no later than April 11, 2005. Please revise to also clearly state that the non-consenting holders will be able to continue to participate in the May 15, 2005 settlement under the terms of the original purchase contract.

4. Please disclose what the "Applicable Market Value" is.

Certain Effects of the Proposed Amendments, page 2

5. Your disclosure indicates that you intend to list the equity units of consenting holders on the NYSE. Please revise to disclose the status of your efforts to list the equity units and when you expect to know whether the NYSE will list the units. Specifically address whether you will be able to advise unit holders of the NYSE`s decision prior to the expiration date of the consent solicitation.

*    *    *    *

      Please respond to these comments by filing a revised preliminary consent solicitation statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP". Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please contact Reginald A. Norris, Staff Attorney, at (202)
942-2875 or me at (202) 942-1990 with any other questions.


							Sincerely,



							Michele M. Anderson
							Legal Branch Chief


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Mr. Kenneth J. Najder
February 3, 2005
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